Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: August 12, 2021

COMMUNICATION TYPE: Charlie’s Internal Meeting Script (15 mins)

Hi everyone,

Today is the start of a new chapter for us all. Today, we announced our plan for EO to go public and list on the Nasdaq stock market in the US.

As part of the process, we plan to merge with First Reserve Sustainable Growth Corp or FRSG. They are what’s known as a SPAC, ‘a Special Purpose Acquisition Company’ that is already publicly traded.

When the merger is complete, which we expect will be by the end of the year, EO Charging will become a public company trading on the Nasdaq.

We’ve been working on this deal behind the scenes for a while now and I can personally say it’s a huge relief that we can finally share the news with you.

No doubt you all have a million and one questions, and I want to take the next few minutes to talk you through what this actually means. So here goes:

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First off: we will continue to operate under the name EO Charging. Once complete, the public listing will simply mean we have the financial resources to ensure EO becomes the global leader in charging fleets.

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Secondly, and most importantly, we’re not just going to up sticks and move to the US. We’re a British born business and plan grow and invest in our team here in the UK as well as open offices around the world.

And this is just the start. With the funds raised from this transaction…

•	We will be expanding the software and product teams to ensure we can deliver the world’s best fleet charging software and hardware.

•	We will be investing significantly in marketing to ensure EO becomes synonymous with charging electric fleets – whether that’s vans, trucks buses or cars.

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We will be investing in you—our people, in training, in processes and in our workspaces to ensure EO is the best place to work – not just in the charging industry, but in the world. That first starts with a review of our employee package and rewards scheme to ensure what we are offering you is world class.

•	We will be investing in new markets around the world and in new team members that share our vision for becoming a global leader in EV charging.

The reality is, it’s business as usual at EO. Over the coming months, there will be some new faces joining the business and we’ll be sure to introduce them (hopefully in person) when the time is right. We’re moving from the championship to the premiership and with that comes the need for some super signings that can help us deliver our plan.

We’re going to be surrounded by inspiring minds and inspiring talent and EO is going to become a great place to learn from the best.

Whilst today’s announcement is incredibly exciting, our job here is not yet done. To ensure the merger goes ahead, we will need to pull together as a team and ensure we hit our annual revenue targets. If we don’t hit our targets then sadly none of the above will be possible.

With that in mind, I wanted to share the values we need to all uphold over the coming months:

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Confidence is not arrogance. To quote Jeff Bezos; “every day is day one” We must maintain the same level of humility and determination that has got us here. We can still lose and we can always be better. We got here together and we will win together.

•	Present solutions, not problems. You are all experts in your own fields, and I truly believe that our teams can find the answers if we work together.

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We’re no longer ‘little EO from Stowmarket’. We must build the world’s best products. If it’s not great, we’re not putting our name behind it. If it’s not as good as Tesla, Apple or Microsoft; it’s not good enough. We need to up our game and never settle for anything other than awesome.

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Be practical. If it makes commercial sense, then just do it. Hitting revenue targets solves most problems and this will be the difference between a successful or non-successful transaction when we list on the stock market.

•	Be human, be the customer. We must put our customers at the heart of everything we do and use data, not intuition, to drive our decisions.

•	Finally, ego must be left at the door. We expect each and every one of you to uphold our brand values to ensure we can build a world-class team.

I want you all to know that I’m 100% committed to this company as long as I’m the best person for the job. This proposed merger doesn’t mean I’m going to swan off to Jamaica, although that does sound nice!

Becoming the CEO of a public company brings new challenges and I’m excited to develop alongside each and every one of you. I will need your continued support and in return I’ll do my best to make EO an amazing place to work.

As a team, we can seize this once in a lifetime moment and make it ours. If we pull together in the same direction then the sky is truly the limit.

It’s been one hell of a ride so far, but the reality is that we’re only just getting started! I can’t thank you all enough for the hard work and dedication you’ve put into making EO a success.

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO. In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.